July 28, 2010

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Mail Stop 4631

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hill International, Inc.
Supplemental Letter dated June 25, 2010 relating to:
Amendment No. 2 to Registration Statement on Form S-3
File No.: 333-162298
Form 10-K, as amended, for FYE December 31, 2009
Form 10-Q for the Quarter Ended March 31, 2010
Definitive Proxy on Schedule 14A
File No. 1-33961

Dear Ms. Long:

On behalf of Hill International, Inc. (the “Company”, “we” or “our”), we respond as follows to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 7, 2010 (the “Letter”) relating to the above-captioned registration statement on Form S-3 (the “Registration Statement”), Form 10-Q and Definitive Proxy. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Definitive Proxy on Schedule 14A

Item 1. Election of Directors, page 4

1.	We note your proposed disclosure regarding Mr. Kramer’s business experience between 2006 until 2009. In future filings, please elaborate on the nature of the business interests he pursued and his activities in connection therewith to provide more meaningful disclosure to investors. We note disclosure, which appears to have been included to support the conclusion that he should serve as a director, that he is the founder and executive of his own companies and has experience with respect to strategic planning. However, this disclosure and your proposed additional disclosure should discuss more specifically his experience, qualifications, skills and background business experience during this period.

Response: In response to the Staff’s comment, we propose to expand the disclosure following the sixth sentence as follows: Subsequent to his resignation through 2009, Mr. Kramer worked for KIE Holdings, the successor to certain aspects of Kelstar’s business, to wind up activities after the sale of the company. He was also a member of the board of Dragonfly Forest, a non-profit organization which provides camps for chronically ill children. Additionally, Mr. Kramer sought potential acquisitions in the chemical industry and related areas.

Elements of Compensation, page 14

2.	We have considered your response to our prior comment (4) in our letter dated June 10, 2010. We note that you also refer us to your response to comment (4) in response to our comments (5), (6) (9), (10) and (11) of our letter dated June 10, 2010. Your sample disclosures still do not provide:

•	an analysis of all material factors underlying the decisions that the Compensation Committee made to award specific amounts of each component of compensation shown in the Summary Compensation Table.

•	a discussion of what consideration the Committee gave to the bases for the recommendations of the CEO and COO; nor

•	what analyses it performed or why it approved the amounts of compensation that were paid or awarded.

For example, in your response to our prior comment No. 4, please revise the phrase, “relied considerably on the assessment…of the performance and contribution” and specifically discuss the performance measures or targets established and achieved as well as specific contributions of each named executive officer. While we understand that you may consider the recommendations of the CEO and COO and may not employ any specific formula, you also state that you have established policies that reward performance of executives designed to reflect the overall growth and profitability of the company and groups under their respective management. You must discuss these policies and explain how your compensation decisions reflect the company’s growth and profitability, and how the amounts of awards were determined.

As previously requested, please consider the above observations and the requirements of Item 402(b) of Regulation S-K and provide the sample disclosures we have previously requested in our comments (4), (5), (6), (9), (10) and (11).

Response: The Company notes the Staff’s comment, appreciates the consideration given by the Staff to the Company’s response to the Staff’s prior comment and affirms that, in preparing the Compensation Discussion and Analysis (“CD&A”) for inclusion in the Company’s proxy statement used in connection with the annual meeting of stockholders to be held in 2011, the Company will consider the Staff’s observations expressed in this comment as well as the requirements of Item 402(b) of Regulation S-K. We recognize that the Staff’s comment applies to disclosures with respect to all of the Company’s named executive officers, but our response below focuses on disclosures relating to compensation for the Company’s named executive officers, other than the Company’s Chairman and Chief Executive Officer and its President and Chief Operating Officer, in light of the disclosures with respect to the two more senior executive officers set forth in the Company’s proxy statement used in connection with the annual meeting of stockholders held in 2010 and our earlier responses to the Staff’s prior comments.

In response to the Staff’s comment, in the CD&A presentation in the aforementioned future proxy statement, to enhance disclosure of the material factors underlying the Compensation Committee’s decisions to award specific amounts of each component of compensation shown in the Summary Compensation Table, we envision including a tabular presentation showing year-over-year salary, bonus and long-term compensation changes on a percentage basis for the named executive officers accompanied by a discussion setting forth the material factors considered by the Compensation Committee (or any person or group on which the Compensation Committee relied) in its decision to award that level of compensation. To the extent the percentages differ among the named executive officers, we envision this discussion would explain in reasonable detail the rationale for those differences. For example, for 2009, the CD&A would have explained that the percentage increases in salary for Messrs. Ghali and Samelian, whose salaries increased by 13.0% and 7.8%, respectively, from 2008 to 2009, exceeded the increase for Mr. Fanelli, whose salary increased 5%, because Messrs. Ghali and Samelian are responsible for business units that contribute largely to the overall growth and profitability of the Company while Mr. Fanelli’s responsibilities are less closely linked to the Company’s overall growth and profitability. In addition, the 2009 CD&A would have explained that the differential between the increases in Mr. Ghali’s salary contrasted with that of Mr. Samelian largely reflect the relative sizes of the business units led by them and these business units’ respective contribution to the Company’s overall growth and profitability. The discussion further would clarify that these decisions were made without reference to any arithmetic or other formulas, were based largely on the subjective judgment of the Company’s Chairman and Chief Executive Officer and its President and Chief Operating Officer, applied retrospectively, without reference to any specific performance criteria or other factors. We envision similar presentations and analyses with respect to bonus and long-term compensation reflected in the Summary Compensation Table for 2010.

The factors set forth above represent the material factors underlying the compensation decisions by the Compensation Committee with respect to the named executive officers for 2009. Of course, for 2010, the Compensation Committee likely will consider other factors. Accordingly, the presentation in the 2010 CD&A may differ from the examples described above.

Form 10-Q for the Period Ended March 31, 2010

Consolidated Financial Statements

Note 4 – Accounts receivable, page 7

3.	We note your response to comment 13 from our letter dated June 10, 2010. Please revise your MD&A in future filings to better highlight the impact of significant foreign exchange translations so that investors have a more complete picture of all of the factors affecting changes in your balance sheet from period to period.

Response: In response to the Staff’s comment, we will highlight the impact of significant foreign exchange translations in our future MD&A.

* * * * * * *

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Securities Act.

The Company appreciates your time and consideration. We look forward to discussing these items with you and your colleagues as necessary. My contact information is 864-810-6200 or johnfanelli@hillintl.com.

Sincerely,

/s/ John Fanelli III
John Fanelli III
Senior Vice President and Chief Financial Officer